

Mail Stop 3720

September 24, 2007

Via U.S. Mail and Fax (212-957-5395)
Mr. Henry S. Schleiff
President and Chief Executive Officer
Crown Media Holdings, Inc.
12700 Ventura Boulevard, Suite 200
Studio City, CA 91604

      RE: **Crown Media Holdings, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2006
                Filed March 8, 2007

                Forms 10-Q for March 31, 2007 and June 30, 2007
                File No. 1-30700

Dear Mr. Schleiff:

      The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

                      Sincerely,

                      Larry Spirgel
                      Assistant Director